UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of October 2026

Commission File Number: 001-37353

SCINAI IMMUNOTHERAPEUTICS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note

Private Placement

On October 13, 2026, Scinai Immunotherapeutics Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an accredited investor (the “Purchaser”) in connection with a private placement (the “Private Placement”) for the offer, issuance and sale of (i) 2,458,334 American Depositary Shares (the “Offering ADSs”), each representing 40,000 ordinary shares, no par value per share of the Company (“ADSs”) or pre-funded warrants (the “Pre-Funded Warrants”) in lieu of Offering ADSs, and (ii) warrants (the “Series A-1 Warrants”, and together with the Pre-Funded Warrants, the “Warrants”) to acquire up to 3,687,501 ADSs in the aggregate (the “Series A-1 Warrant ADSs”, and together with the Offering ADSs and the ADSs issuable upon exercise of the Warrants, the “Securities”), at an exercise price of $1.20 per ADS, exercisable immediately with a term of five years, at a combined purchase price of $1.20 per ADS and accompanying warrants (or $1.1999 per Pre-Funded Warrant after reducing $0.0001 attributable to the exercise price of the Pre-Funded Warrants).

Under the terms of the Warrants, a holder will not be entitled to exercise any portion of any such warrant, if, upon giving effect to such exercise, the aggregate number of ordinary shares or ordinary shares underlying the ADSs beneficially owned by the holder (together with its affiliates, other persons acting or who could be deemed to be acting as a group together with the holder or any of the holder’s affiliates, and any other persons whose beneficial ownership of ordinary shares or ordinary shares underlying the ADSs would or could be aggregated with the holder’s or any of the holder’s affiliates for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) would exceed 4.99% of (i) the number of Ordinary Shares outstanding or (ii) the outstanding voting rights of the Company, as such percentage ownership is calculated in accordance with Section 13(d) of the Exchange Act and the applicable regulations of the Securities and Exchange Commission (the “SEC”).

The Purchase Agreement contains customary representations, warranties and agreements by the Company, indemnification obligations of the Company, other obligations of the parties and termination provisions.

The Securities were issued to an accredited investor in a private placement pursuant to Section 4(a)(2) and/or Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

A.G.P./Alliance Global Partners acted as the exclusive Placement Agent for the Company (the “Placement Agent”) in connection with the Private Placement and the Warrant inducement transaction described below. The Company agreed to pay the Placement Agent a cash fee of up to 7.0% of the gross proceeds of the Private Placement and the Inducement Offer (as defined below) and to reimburse the Placement Agent for transaction-expense payments of up to $75,000. The Company also issued to the Placement Agent a warrant to acquire up to 122,917 ADSs at an exercise price per ADS of $1.32 and a term of five years from the initial exercise date.

The foregoing summary of the Purchase Agreement and the Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, the Pre-Funded Warrants and the Series A-1 Warrants, which are filed as Exhibit 10.1, Exhibit 4.1 and Exhibit 4.2, respectively, to this Current Report on Form 6-K and are incorporated by reference herein

Registration Rights Agreement

In connection with the Private Placement, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Purchaser pursuant to which the Company is required to prepare and file with the SEC a registration statement (a “Registration Statement”) to register for resale the Securities sold in the Private Placement within fifteen (15) calendar days of October 15, 2026 and use commercially reasonable efforts to cause such registration to become effective (the “Effective Date”), within sixty (60) calendar days (or within ninety (90) calendar days in the event the SEC elects to review such registration statement).

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 10.2 to this Current Report on Form 6-K and is incorporated by reference herein

Warrant Inducement

As part of a transaction previously reported, on April 27, 2026, the Company issued to the investor unregistered Series A warrants to purchase up to 416,666 ADSs at an exercise price of $4.80 per ADS, Series B warrants to purchase up to 416,666 ADSs at an exercise price of $5.50 per ADS, and inducement warrants to purchase up to 45,862 ADSs at an exercise price of $5.50 per ADS (the “April 2026 Warrants”) (all reflecting a subsequent adjustment to the ADS/Ordinary Shares ratio). On October 13, 2026, the Company entered into a warrant inducement offer letter (the “Inducement Letter”) with an accredited investor to immediately exercise the April 2026 Warrants held by such investor at a reduced exercise price of $1.20 per ADS (the “Inducement Offer”) and the Company issued to the investor additional Series A-1 Warrants to purchase up to of 1,318,791 ADSs, subject to application of applicable beneficial ownership blockers.

The Inducement Warrants and the ADSs underlying such warrants are being issued in a private placement pursuant to Section 4(a)(2) of the Securities Act and will be unregistered.

The Company received aggregate gross proceeds from the Private Placement and the Warrant Inducement of approximately $4.0 million, before deducting fees and expenses, and the closing of the transactions is expected to occur on or about October 15, 2026, subject to satisfaction of customary closing conditions.

The Company intends to use the net proceeds, together with existing cash resources, to support the expansion of its CDMO platform, advance customer programs, and continue selective investment in its immunotherapy pipeline. The Company believes this financing will support the execution of its growth strategy.

Subject to certain exceptions, for a period of sixty days (60) days following the Effective Date, the Company has agreed not to issue any ADSs, Ordinary Shares or Ordinary Share equivalents or file any registration statement or amendment or supplement thereto, other than filing the Registration Statement and a registration statement on Form S-8 in connection with any employee benefit plan. Also, until one hundred eighty (180) days following the Effective Date, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its subsidiaries of ADSs, Ordinary Shares or Ordinary Share equivalents (or a combination of units thereof) involving a defined “Variable Rate Transaction,” subject to certain exceptions.

The description of the terms and conditions of the Inducement Letter and the Inducement Warrant set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Inducement Letter and the Inducement Warrant attached hereto as Exhibits 10.3 and 4.2, respectively.

On October 14, 2026, the Company issued a press release announcing the Private Placement and Warrant Inducement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-291460, 333-271293 and File No. 333-239344) and Form F-3 (File No. 333-274078, File No. 333-276767 and File No. 333-295698), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant
4.2	Form of Series A-1 Warrant
10.1	Form of Securities Purchase Agreement, dated as of October 13, 2026, among the Company and the Purchaser identified on the signature page thereto.
10.2	Form of Registration Rights Agreement, dated as of October 13, 2026, among the Company and the Purchaser identified on the signature page thereto.
10.3	Form of Warrant Inducement Offer Letter
99.1	Press Release, dated October 14, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scinai Immunotherapeutics Ltd.

Date: October 15, 2026	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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